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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 1-15213

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN
20 West Kinzie, Suite 1600
Chicago, Illinois 60610

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Braun Consulting, Inc
20 West Kinzie, Suite 1600
Chicago, Illinois 60610

REQUIRED INFORMATION

Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements:

  Independent Auditor's Report

  Financial Statements:

    Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

    Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000

    Notes to Financial Statements

  Supplemental Schedule:

    Item 27a — Form 5500 — Schedule of Assets Held for Investment Purposes as of December 31, 2000 (Schedule I)

(b)
Exhibit

    23 — Consent of Deloitte and Touche LLP

INDEPENDENT AUDITORS' REPORT

Braun Consulting, Inc.
Braun Consulting, Inc. Retirement Savings Plan
(formerly known as Braun Consulting, Inc. 401(k) Profit Sharing Plan)
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of Braun Consulting, Inc. Retirement Savings Plan (formerly known as Braun Consulting, Inc. 401(k) Profit Sharing Plan) (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois
June 9, 2001

BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN
(FORMERLY KNOWN AS BRAUN CONSULTING, INC.
401(k) PROFIT SHARING PLAN)
 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

	2000	1999
ASSETS:
Investments — at fair value	$8,119,288	$4,957,948
Receivables:
Employer contributions	12,613	12,206
Employee contributions	92,199	90,316

Total receivables	104,812	102,522

Total assets	8,224,100	5,060,470
LIABILITIES:
Accrued expenses	—	17,659

NET ASSETS AVAILABLE FOR BENEFITS	$8,224,100	$5,042,811

See notes to financial statements.

BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN
(FORMERLY KNOWN AS BRAUN CONSULTING, INC.
401(k) PROFIT SHARING PLAN)
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Transfer of assets from other plans	$1,940,365
Interest income	3,022
Employer contributions	316,491
Employee contributions	2,732,517
Administrative expenses	3,286

Total additions	4,995,681
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Payments to participants	857,422
Net depreciation in fair value of investments	956,970

Total deductions	1,814,392

NET INCREASE	3,181,289
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	5,042,811

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$8,224,100

See notes to financial statements.

BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN
(FORMERLY KNOWN AS BRAUN CONSULTING, INC.
401(K) PROFIT SHARING PLAN)
 NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

1. DESCRIPTION OF THE PLAN

    The following description of the Braun Consulting, Inc. Retirement Savings Plan (formerly known as Braun Consulting, Inc. 401(k) Profit Sharing Plan) (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General —  The Plan is a defined contribution plan covering all eligible employees of Braun Consulting, Inc. (the "Company"), who have one month of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    Administration —  Effective May 1, 2000, the Company appointed Minnesota Life Insurance Company as both custodian and recordkeeper. Prior to May 1, 2000, the Company's custodian was Charles Schwab & Co., and the Plan recordkeeper was Small Parker and Blossom. Plan administrative expenses are paid by the Plan.

    Contributions —  Participants may contribute up to 20% of their total compensation to the Plan on a pretax basis, subject to certain limitations. The Company matches 25% of the first 5% of compensation that a participant contributes to the Plan. The Company may also make discretionary profit-sharing contributions. There were no discretionary profit-sharing contributions for the year ended December 31, 2000.

    Participants' Accounts —  Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested amount.

    Vesting —  Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants' account balances are vested at a rate of 25% for each full year of continuous service after the first anniversary date and become 100 percent vested after five years of service. Participants terminating prior to being 100% vested forfeit the amount of nonvested benefits. Forfeited amounts are allocated to remaining participants.

    Investment Options —  Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds and one self-directed account as investment options for participants. Under the self-directed account program, participants may invest in a variety of stocks, bonds and mutual funds, including publicly traded Company stock.

    Loans to Participants —  Participants may obtain loans from their employee contribution account, which includes before-tax and after-tax contributions, rollovers, and any related earnings thereon. Participants can borrow up to 50% of the value of their employee contribution account not to exceed $50,000, less the highest outstanding loan balance from the previous twelve months. The minimum loan amount is $1,000. The term of the loan can range to a maximum of five years unless the loan is for the purchase of a principal residence, in which case the term can range to a maximum of fifteen years. The loans are secured by the participant's account balance. Interest rates are determined by the Plan's

Advisory Committee based on the interest rate commercially reasonable for the geographical region in which the participant lives.

    Benefit Payments —  On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic installments.

    Transfer of Assets from Other Plans —  Effective May 1, 2000, the Emerging Technologies Consultants, Inc. and Vertex Partners, Inc. 401(k) plans were merged into the Plan. Upon the mergers, assets from the former two plans were transferred into the Plan at fair market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting —  The financial statements of the Plan have been prepared using the accrual method of accounting.

    Use of Estimates —  The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

    Investment Valuation and Income Recognition —  Investments in securities and registered investment entities are stated at fair value based on quoted market prices. Loans to participants are valued at amortized cost, which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS EXCEEDING 5% OF NET ASSETS

    The following investments represent 5% or more of the assets of the Plan at December 31, 2000 and 1999:

Description of Investment	2000	1999
T. Rowe Price Value Fund	$671,481	—
Janus Adviser International Fund	692,132	—
Janus Twenty Fund	803,977	—
Franklin Small Cap Growth Fund — Class A	961,033	—
Advantus Large Equity Index	1,623,178	—
PBHG Growth Fund	1,792,756	—
Baron Asset Fund	—	$661,703
Dreyfus Appreciation Fund	—	596,055
Ivy International Fund	—	413,617
PBHG Technology & Communication Fund	—	1,634,907
Schwab S&P 500*	—	716,836
Third Avenue Value Fund	—	346,513

*
Sponsored by a party-in-interest.

4. NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

    During 2000, the Plan's investments (including investments bought, sold, as well as held during the year) depreciated in value by $956,970 as follows:

Registered Investment Entities, net	$(802,086)
Common Stock, net	$(154,884)

$(956,970)

5. RELATED PARTY TRANSACTIONS

    Prior to May 1, 2000, certain Plan investments were shares of mutual funds managed by Charles Schwab & Co. Charles Schwab & Co. served as the Plan's custodian as defined by the Plan and, therefore, these transactions qualified as party-in-interest. Fees paid by the Plan to Charles Schwab & Co. for investment management services were included in administrative expenses on the statement of changes in net assets available for benefits for the year ended December 31, 2000.

6. TERMINATION OF THE PLAN

    Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time for any reason, subject to the provisions of ERISA. Upon termination of the Plan, all participants will become fully vested in their accounts and entitled to a distribution.

7. TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a determination letter dated April 7, 1993, indicating that the Plan, as then designed, was in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since the date of the determination letter. The Plan's management believes that the Plan is currently designed and being operated in compliance with applicable rules and regulations. Therefore, no provision for federal income taxes is required in the accompanying Plan's financial statements.

******

BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN
(FORMERLY KNOWN AS BRAUN CONSULTING, INC.
401(k) PROFIT SHARING PLAN)
 FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2000

	(c)	(d)
(b)	Description of Investment	Fair Value
Identity of Issue
PBHG Growth Fund	Registered Investment Entity	$1,792,756
Franklin Small Cap Growth Fund—Class A	Registered Investment Entity	961,033
Janus International Growth	Registered Investment Entity	692,132
T. Rowe Price Small Cap Stock Fund	Registered Investment Entity	310,730
Janus Mercury Fund	Registered Investment Entity	293,250
Advantus Capital Management Money Market	Money Market	256,173
Vanguard Long-Term Corporate Fund	Registered Investment Entity	252,169
Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Entity	171,054
Vanguard LifeStrategy Growth Fund	Registered Investment Entity	104,651
Vanguard LifeStrategy Conserv Growth Fund	Registered Investment Entity	22,326
SELF-DIRECTED FUND:
Tellabs, Inc.	Common stock	29,686
Schwab Money Market Fund	Common stock	10,329
E Piphany Inc.	Common stock	8,091
Datalink.Net Inc.	Common stock	6,811
Dell Computer Corp	Common stock	3,487
Alliance Capital Reserves	Registered Investment Entity	3,019
I.I.S Intelligent Information Systems Ltd.	Common stock	1,999
Cisco Systems, Inc.	Common stock	1,913
Wireless Facilities, Inc.	Common stock	1,812
Concur Technologies, Inc.	Common stock	1,382
Retek Inc.	Common stock	1,225
Viragen Inc.	Common stock	656
American Diversified Group, Inc.	Common stock	530
Imanage Inc.	Common stock	450
Entrust Technologies	Common stock	442
Braun Consulting, Inc.	Common stock	369
Brightpoint Inc.	Common stock	350
Emachines Inc.	Common stock	172
Rainmaker Systems, Inc.	Common stock	125
Webvan Group Inc.	Common stock	94
Digital Lighthouse Corp	Common stock	66
Cash	Money Market	65
Beyond.com Corporation	Common stock	47

Total		8,028,030
LOAN FUND:
Participant loans	Participant Loans, 7.75%-9.50%, maturing in 2001 to 2005	91,258

TOTAL INVESTMENTS		$8,119,288

Cost information is not required for participant-directed investments.

SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRAUN CONSULTING, INC. RETIREMENT SAVINGS PLAN
	By:	Braun Consulting, Inc. Retirement Savings Plan
Date: June 27, 2001		/s/ STEVEN J. BRAUN Steven J. Braun, Trustee
/s/ GREGORY A. OSTENDORF Gregory A. Ostendorf, Trustee
/s/ THOMAS A. SCHULER Thomas A. Schuler, Trustee

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INDEPENDENT AUDITORS' REPORT
SIGNATURES